UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements as of
December 31, 2002 and 2001 and for the
Year Ended December 31, 2002,
Supplemental Schedules as of and for the
Year Ended December 31, 2002 and
Independent Auditors' Report

TABLE OF CONTENTS

Page
Independent Auditors' Report	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002:
Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets Held for Investment Purposes	8
Form 5500, Schedule G, Part III, Line 27e-Schedule of Non-exempt Transactions	9
Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.
SIGNATURES	10

EXHIBIT INDEX	11

[Deloitte & Touche LLP letterhead]

INDEPENDENT AUDITORS' REPORT

Administrative Committee and Trustees
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 30, 2003

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Cash	$ -	$ 4,043
Investments, at fair value	38,232,756	43,242,179
Employee loans receivable	1,093,022	832,988
Employer's contribution receivable/(payable)	46	(40)
Participants' contribution receivable/(payable)	10,252	(141)

NET ASSETS AVAILABLE FOR BENEFITS	$ 39,336,076	$ 44,079,029

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Interest and dividend income	$ 346,687
Employer's contributions-net of forfeitures	404,584
Participants' contributions	4,889,028
Other	1,888

Total additions	5,642,187

DEDUCTIONS:
Net depreciation in fair value of investments	(7,561,488)
Benefits paid to participants	(2,773,394)
Other	(50,258)

Total deductions	(10,385,140)

Net decrease	(4,742,953)

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	44,079,029

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$ 39,336,076

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General-The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. CG Trust Company serves as the Plan trustee and custodian. CIGNA Retirement & Investment Services ("CIGNA") serves as the Plan administrator. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible Participants-Employees are eligible to participate in the Plan the first of the month following 31 days of employment.

Employee Contributions-Employees are eligible to contribute an amount from 1% to 100% of their eligible compensation in increments of 1%. Effective January 1, 2002, the Plan added a catch-up contribution option pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001. The catch-up contribution allowed employees who reach age 50 or more during the calendar year to make a catch-up contribution to the Plan of up to $1,000 in 2002.

Company Contributions-The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. The matching contribution for the year ended December 31, 2002 is 50% of the first $1,000 contributed by the participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year using a combination of two methods: on a per capita basis and on the basis of participants' contributions. There were no discretionary contributions in 2002.

Loans to Participants-The Plan has a provision to allow loans to participants of the Plan if the Trustees determine a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Investment Options-Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the then available investment options.

The investment options as of December 31, 2002 and 2001 are as follows:
    Actively Managed (Core) Bond
    CIGNA Lifetime 60
    CIGNA Lifetime 50
    CIGNA Lifetime 40
    CIGNA Lifetime 30
    CIGNA Lifetime 20
    S&P 500 Index
    AIM Premier Equity Fund (formerly AIM Value Fund)
    Templeton Foreign Account
    Stifel Financial Corp. Common Stock
    CIGNA Direct Fund
    Guaranteed Income Fund
    Large Cap Growth/Goldman Sachs
    Small Cap Growth/Timesquare
    Invesco Dynamics
    Lazard Equity Account
    Small Cap Value/Berger
    Large Cap Value/Wellington Management
    Waddell & Reed Accumulative Class A Shares
    Large Cap Growth/Dresdner RCM
    Mid Cap Value/Wellington Management
    Mid Cap Growth/Artisan Partners

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participant Accounts-Participants are given the options to change their deferral percentages, change investment elections for future contributions and may transfer any existing balances among the offered funds at any time.

Vesting-Effective January 1, 2002, the vesting period for Company contributions was changed from a four year to a three year cliff vesting schedule. The three year cliff vesting schedule was retroactive for Company contributions to participants who were still actively employed on January 1, 2002. Participants are fully vested in their individual contributions at all times.

Payment of Benefits-Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary. Effective January 1, 2002, the Plan added a hardship withdrawal option pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001.

Forfeited Plan Assets-Effective January 1, 2002, if a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to cover Plan expenses and finally to reduce the Company match. The amount of forfeitures used to reduce the Company match in 2002 was $48,163. Prior to 2002, forfeited Plan assets were reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation-All investments are stated at fair value based upon quoted market prices except for loans to participants which are valued at cost which approximates fair value.

Other-The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Plan administrator. Stifel Financial Corp., the parent of the Company, common stock is also an investment option.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:

	2002	2001

AIM Premier Equity Fund	$ 5,171,990	$ 8,157,198
Templeton Foreign Account	2,849,007	3,192,306
CIGNA Direct Fund	3,661,342	4,468,974
Guaranteed Income Fund	6,647,459	5,521,971
Large Cap Growth/Goldman Sachs	3,056,116	4,200,737
Small Cap Growth/Timesquare	4,377,596	5,763,520
Lazard Equity Account	3,259,700	4,162,651

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(7,561,488) as follows:

Net (Depreciation)/Appreciation in Fair Value	2002

Mutual funds	$ (7,127,988)
Stifel Financial Corp. Common Stock	46,225
Self-directed fund	(479,725)

$ (7,561,488)

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. PROHIBITED TRANSACTIONS

During 2002, employee deferrals of $27,496 were withheld from payroll and not remitted to the Plan on a timely basis as defined by the Department of Labor 29 CFR 2510.3-102. These transactions constitute a prohibited transaction according to Department of Labor provisions. The amounts were subsequently deposited into the Plan.

* * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b)	(c)	(d)
		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party		Fair Value

*	Actively Managed (Core) Bond	Mutual Fund (9,350 shares)	$ 1,564,567
*	CIGNA Lifetime 60	Mutual Fund (1,454 shares)	26,717
*	CIGNA Lifetime 50	Mutual Fund (3,618 shares)	67,515
*	CIGNA Lifetime 40	Mutual Fund (6,687 shares)	123,437
*	CIGNA Lifetime 30	Mutual Fund (5,919 shares)	113,023
*	CIGNA Lifetime 20	Mutual Fund (2,126 shares)	39,436
*	S&P Index 500	Mutual Fund (28,470 shares)	1,388,857
	AIM Premier Equity Fund (formerly AIM Value Fund)	Mutual Fund (154,080 shares)	5,171,990
	Templeton Foreign Account	Mutual Fund (229,850 shares)	2,849,007
*	Stifel Financial Corp. Common Stock	Common Stock (158,099 shares)	1,761,361
*	CIGNA Direct Fund	Self-directed	3,661,342
*	Guaranteed Income Fund	Mutual Fund (192,773 shares)	6,647,459
*	Large Cap Growth/Goldman Sachs	Mutual Fund (373,460 shares)	3,056,116
*	Small Cap Growth/Timesquare	Mutual Fund (307,870 shares)	4,377,596
	Invesco Dynamics	Mutual Fund (75,787 shares)	1,175,704
	Lazard Equity Account	Mutual Fund (150,297 shares)	3,259,700
*	Small Cap Value/Berger	Mutual Fund (108,360 shares)	1,597,147
	Large Cap Value/Wellington Management	Mutual Fund (40,224 shares)	321,596
	Waddell & Reed Accumulated Class A Shares	Mutual Fund (24,884 shares)	137,425
	Large Cap Growth/Dresdner RCM	Mutual Fund (15,218 shares)	82,824
	Mid Cap Value/Wellington Management	Mutual Fund (31,378 shares)	318,579
	Mid Cap Growth/Artisan Partners	Mutual Fund (72,426 shares)	491,358
			38,232,756
	Employee loans receivable	Promissory notes, interest rates
		from 5.25% to 10.50%; maturity
		dates through June 2012	1,093,022

	Total		$ 39,325,778

	* Represents party-in-interest transactions.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE G, PART III, LINE 27e-
SCHEDULE OF NON-EXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

(a)	(b)	(c)	(h)	(i)
	Relationship to Plan, Employer or Other Party- In-Interest	Description of Transaction Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value

Current Value of Asset
Identity of Party Involved			Cost of Asset

Stifel, Nicolaus & Co., Inc.	Employer	Late deposit of employee	$ 10,297	$ -
withholding for pay period
ended November 13, 2002

Stifel, Nicolaus & Co., Inc.	Employer	Late deposit of employee	$ 17,199	$ -
withholding for pay period
ended August 1, 2002

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)

Date: June 30, 2003	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES

EXHIBIT INDEX

December 31, 2002

Exhibit Number	Description
23	Consent of Independent Accountant